GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588     Facsimile:  (604) 688-4933

Email:  gtuskey@telus.net

                            June 10, 2005

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Mr. John Zitko,

                Mr. David Link

                Division of Corporation Finance

Dear Messrs Zitko and Link:

Re:  Trend Technology Corporation (the "Company")

        - Amendment No. 2 to Registration Statement on Form 10-SB12G

        - File No. 000-50978

        - Filed on April 19, 2005

We provide the following responses to your comment letter dated May 25, 2005.  We have enclosed three black-lined copies and one clean copy of amendment number 3 to the 10-SB registration statement.

General

1.

We have revised the response to this question slightly.  The name “Dobi Medical International Inc.” has been replaced by “Lions Gate Investment Limited” in the listing of companies under Keith Ebert’s name as “Lions Gate Investment Limited” was the pre-merger name of “Dobi Medical International Inc.”.  We have also added Arawak Energy Corp. to the list of companies under Gerald J. Shields’ name as he acted as a director briefly for this company in the early 1990’s.  Otherwise, the response to your question is as complete as can be provided from management’s personal experience and current information.  If you believe that this response is still lacking in some material way, I suggest we discuss the nature of the expanded disclosure you are seeking over the telephone to expedite this process.

The supplemental information which you have requested is provided below in chart form.  As disclosed in this filing, both the writer and Mr. Gerald Shields are securities lawyers.  Mr. Shields has practiced for 25 years and I have practiced for 18 years.  We have acted for dozens of public companies.  I have provided the names of the public company clients which I have acted for which are either U.S. reporting issuers and/or are quoted on a U.S. listing service or exchange.  Other than Offshore Systems International Ltd., Mr. Shields has not acted for any U.S. reporting issuer clients or companies listed in the United States.  I have not asked Mr. Shields to provide me with a client list of all the Canadian public companies he has acted for over the past 25 years.  I have not listed the Canadian public companies I have acted for over 18 years.  None of the individuals listed in the chart below has ever acted as a broker or dealer in any transaction for any of the companies listed.  There is one exception, during the period July, 1995 to May, 1997, Mr. Ebert was employed by C.M. Oliver & Company Limited as manager of North American West Coast Institutional Sales.  C.M. Oliver was a registrant with the Investment Dealers Association of Canada and was a member of the Toronto Stock Exchange.  C.M. Oliver raised approximately $7.5 million for Arawak Energy Corp. (in Canada and Europe) through a special warrant offering in 1996.

Name of Individual	Public entity with which individual has been or is associated with including involvement as a principal, accountant, attorney, consultant, shareholder or promoter.
Gerald R. Tuskey

The extent of legal work done for the clients listed below varies.  In some cases, I acted for a brief period of time and my involvement was nothing more than filing one or more quarterly reports.  In other cases, I assisted clients from incorporation through to a quotation on the OTC BB.  The exact nature of the work done for each client is either available on the public record through EDGAR or is a matter of attorney/client privilege.  Companies which are or were subject to Rule 419 are noted.  It is possible that various of these clients were subject to Rule 419 before they became my clients.  Where I am aware of a reverse merger, I have put the words “Reverse merger”.  Certain of these companies may have been involved in mergers or reverse mergers before or after my involvement as counsel.  Where I am listed as a “former initial director”, I took on this role while incorporating the company.  There is one company for which I am acting as a director and officer.  This company is Pacific Alliance Ventures Ltd.  I am a principal shareholder of Trend Technology Corporation.  I participated in the offering of securities by these two companies to the extent that I subscribed for shares and invited a small group of friends, relatives and business associates to also subscribe on the same terms.  These two companies have not been involved in any merger transaction or reverse merger transaction.

Amnis Systems Inc. – Acted as Attorney

Arawak Energy Corp. (TSX Venture Exchange) – Acted as Attorney and former director

Bidhit.com, Inc. – Acted as Attorney

Big Cat Mining Corp. – Act as Attorney

Bingo.com, Ltd. – Act as Attorney

Blue Moon Investments (Rule 419) – Act as Attorney

Cascadia Capital Corporation – Former Initial Director and Acted as Attorney, Reverse merger

Cheetah Oil & Gas Ltd. – Act as Attorney

Consumer Marketing Corp. (Rule 419), (No longer reporting) – Acted as Attorney

CYOP Systems International Inc. – Former Initial Director and Acted as Attorney

Edgetech Services Inc. – Acted as Attorney, Reverse merger

Eastern Management Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Eye Catching Marketing Corp. (Rule 419) – Act as Attorney

Fidelity Capital Concepts Limited – Former Initial Director and Acted as Attorney, Reverse merger

GeoAlert Inc. – Acted as Attorney

Investment Associates Inc. (Rule 419) – Act as Attorney

Lions Gate Investment Limited – Former Initial Director and Acted as Attorney, Reverse merger

McNab Creek Gold Corp. – Act as Attorney

Pacific Alliance Ventures Ltd. – Act as Attorney; Director and Officer, Shareholder

Searchlight Systems Inc. – Acted as Attorney

Tripacific Development Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Triwest Management Resources Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Keith Ebert

BPI Industries Inc. (TSX Venture Exchange) – Former Director

Cascadia Capital Corporation – Former Director and Shareholder, Reverse merger

CYOP Systems International Inc. – Former Director and Shareholder

Lions Gate Investment Limited – Former Director and Shareholder, Reverse merger

Fidelity Capital Concepts Limited – Former Director and Shareholder, Reverse merger

Trend Technology Corporation – Incorporator and initial director

Gerald J. Shields

Arawak Energy Corp. (TSX Venture Exchange)- Former Director

Cascadia Capital Corporation – Shareholder, Reverse merger

CYOP Systems International Inc. – Shareholder

Fidelity Capital Concepts Limited – Shareholder, Reverse merger

Lariat Energy Ltd. (TSX Venture Exchange) - Secretary

Lions Gate Investment Limited – Shareholder, Reverse merger

Offshore Systems International Ltd. (TSX Senior Board, OTC BB) - Director

Pacific Alliance Ventures Ltd. – Shareholder

SCS Solar Computing Systems Inc. (TSX Venture Exchange) – Former Director

Watch Resources Ltd. (TSX Venture Exchange) – Secretary

Leonard MacMillan

Mr. MacMillan has not acted as officer or director of any public companies other than Trend Technology Corp. Mr. MacMillan is an officer and director of Lexaria Corp. and Dayton Boots Enterprises Inc.  Both Lexaria Corp. and Dayton Boots Enterprises Inc. are private Nevada companies.  Lexaria Corp. is an oil and gas exploration company and Dayton Boots is a footwear manufacturing company.  Mr. MacMillan was appointed to his positions with Lexaria Corp. in January, 2005 and was appointed to his positions with Dayton Boots on October 6, 2004.

Gerry Diakow	Cascadia Capital Corporation – Vice President of Exploration and Acquisitions, Shareholder, Reverse merger Trilogy Metals Inc. (TSX Venture Exchange) – Contract Project Manager and Director

2.

Disclosure was revised in response to your prior comment number 3.  The revised disclosure appeared in the third paragraph under the heading “Sources and Availability of Raw Materials and the Names of Principal Suppliers”.  The revised disclosure stated “The Company is not currently considering mergers or acquisitions with any non mining entities.”  It is impossible for the Company to make a definitive statement that it will never enter into a merger or acquisition with a non mining entity.  Accordingly, the Company has made the statement that it is not currently considering mergers or acquisitions with any non mining entities.  Management of the Company has every intention of developing Trend Technology Corporation as a mineral exploration company.

Business, page 3

3.

We have further expanded disclosure under “Business Development” to specifically address share ownership since formation.  We have set out the shareholdings of Mr. Tuskey, Mr. Shields and Mr. MacMillan.

Security Ownership of Certain Beneficial Owners and Management, page 20

4.

We have revised the disclosure to indicate that management as a group includes two directors and one officer.

Directors, Executive Officers, Promoters and Control Persons, page 21

5.

We have revised the disclosure relating to Offshore Systems business.  We have deleted the offending promotional statement.

6.

We have changed disclosure throughout the document to indicate that Mr. MacMillan is now a permanent resident of Vancouver, B.C.  Mr. MacMillan travels to San Diego for business and pleasure on a regular basis but no longer maintains a residence there.

Certain Relationships and Related Transactions, page 23

7.

We have revised the disclosure to address the number of shares purchased by Gerald Tuskey and the consideration for the shares.  The consideration has been reflected on a per share basis.

Page II

Recent Sales of Unregistered Securities, page 22

8.

There is no legal impediment under Nevada law or under general corporate law to a company conducting business before it issues shares.  As a practical matter, companies often require funds from the sale of shares to finance the conduct of their business however, it is not a pre-requisite.  In the present case, the Company raised seed capital from subscribers during the period October to December, 2003.  All of the Company’s shares were issued on March 31, 2004 as a matter of convenience.  The Company was collecting funds for the use in its business through the share subscriptions during the period October to December, 2003.  Mr. Gerry Diakow, who is now the Company’s Vice President of Exploration, was scouting claims on behalf of the Company during the period March, 2003 to September, 2003 in anticipation of the Company engaging in business as a mineral exploration company.  At the time Mr. Diakow was scouting the claims, he was acting as an unpaid consultant to the Company with the understanding that he would be formally engaged by the Company as a consultant and/or officer if he located a worthy exploration property on behalf of the Company.  Both Mr. Diakow’s efforts during the period March to September, 2003 and the Company’s fundraising efforts during the period October to December, 2003 constitute the conduct of business in the period leading up to the date upon which the Company issued shares.

9.

We have revised the disclosure to clarify that the Company made the determination that each purchaser was an accredited investor.

We look forward to receiving confirmation that the Company’s Form 10SB has been accepted for filing or further comments at your earliest convenience.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures